UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: June 30, 2026

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SpringBig Holdings, Inc.

Full Name of Registrant

621 NW 53rd Street, Ste. 340

Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33487

City, State, Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

SpringBig Holdings, Inc., a Delaware corporation (the “Company”), was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q (“Form 10-Q”) for the quarter period ended June 30, 2026 (“Q2 2026”), on or prior to its original due date, August 14, 2026, for the reason set forth below.

On July 13, 2026, the Company consummated a reorganization transaction (the “Reorganization”) pursuant to a Reorganization Agreement among the Company, SpringBig, Inc., Shalcor Management Inc., as collateral agent and administrative agent for the holders of the Company’s 2024 Secured Convertible Notes and 2024 Secured Term Notes (collectively, the “Notes”), Lightbank II, L.P. and LS Round II, LLC, under which the Company transferred all of its equity interests in SpringBig, Inc. The Company requires additional time to review and confirm the accounting treatment for the Reorganization. The Company expects and intends that this process will be completed in time for the Company to file the Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Andrew Glashow	800	772-9172
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect the Reorganization transaction will qualify as a disposal of a component of an entity under ASC 205-20, “Presenting Discontinued Operations,” which will require discontinued operations reporting, as the historical software platform business constituted a major line of business for the Company. We expect this will result in the adjustment of prior period amounts reported to reflect discontinued operations.

SpringBig Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 17, 2026	By:	/s/ Andrew Glashow
			Name:	Andrew Glashow
			Title:	Chief Executive Officer

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